United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934





                          For the month of August 2001


                                 ICICI Limited
                (Translation of registrant's name into English)

                                  ICICI Towers
                              Bandra-Kurla Complex
                             Mumbai, India 400 051
                    (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F  X                          Form 40-F
                         ---                                   ---

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g 3-2(b) under
                     the Securities Exchange Act of 1934.

                    Yes                           No  X
                        ---                          ---

 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

                                Not applicable.


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                               INDEX TO EXHIBITS

Item
----
1.       Letter filed with Domestic Stock Exchange.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 20, 2001

                                    ICICI Ltd.



                                    By: /s/ Jyotin Mehta
                                    ------------------------------
                                    Name:  Jyotin Mehta
                                    Title: General Manager & Company Secretary